UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Albireo Pharma, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

01345P106

(CUSIP Number)

Rolf Starck
TVM Capital
 Ottostrasse 4, 80333 Munich, Germany
(49) 89998992-48

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01345P106	13D	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
TVM Life Science Ventures VI L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
621,761 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
621,761 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
621,761 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 01345P106	13D	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
TVM Life Science Ventures VI GmbH & Co. KG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
621,761 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
621,761 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
621,761 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 01345P106	13D	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
TVM Life Science Ventures Management VI L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
621,761 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
621,761 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
621,761 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 01345P106	13D	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Hubert Birner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
German citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
621,761 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
621,761 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
621,761 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 01345P106	13D	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Stefan Fischer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
German citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
621,761 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
621,761 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
621,761 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 01345P106	13D	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Alexandra Goll

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
German citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
621,761 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
621,761 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
621,761 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 01345P106	13D	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Helmut Schühsler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Austrian citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
621,761 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
621,761 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
621,761 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 01345P106	13D	Page 9 of 16 Pages

Schedule 13D

Item 1.    Security and Issuer.

This statement relates to the common stock, $.01 par value (the "Common Stock") of Albireo Pharma, Inc. (the "Issuer") having its principal executive office at 50 Milk Street, 16th Floor, Boston, MA 02109.

Item 2.    Identity and Background.

This statement is being filed by:

(a) TVM Life Science Ventures VI L.P. ("TVM VI Cayman");

(b) TVM Life Science Ventures VI GmbH & Co. KG ("TVM VI German");

(c) TVM Life Science Ventures Management VI L.P. ("TVM VI Management"), which is the managing limited partner of TVM VI Cayman and TVM VI German; and

(c) Hubert Birner ("Birner"), Stefan Fischer ("Fischer"), Alexandra Goll ("Goll") and Helmut Schühsler ("Schühsler") (collectively, the "Managers").  The Managers are the members of the investment committee of TVM VI Management.

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

The address of the principal business office of each Reporting Person is TVM Capital
 Ottostrasse 4, 80333 Munich, Germany.

The principal business of TVM VI Cayman and TVM VI German is to invest in and assist life science growth-oriented businesses located primarily in Europe.  The principal business of TVM VI Management is to act as the managing limited partner of TVM VI Cayman and TVM VI German.  The principal business of each of the Managers is to act as members of the investment committee of TVM VI Management and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TVM VI Cayman is an exempted limited partnership organized under the laws of the Cayman Islands. TVM VI German is a limited partnership organized under the laws of Germany. TVM VI Management is a limited partnership organized under the laws of the State of Delaware.  Birner, Fischer and Goll are each a German citizen and Schühsler is an Austrian citizen.

Item 3.    Source and Amount of Funds or Other Consideration.

On November 3, 2016, the Issuer, formerly known as "Biodel Inc.," completed its business combination with Albireo Limited ("Albireo") in accordance with the terms of the Amended and Restated Share Exchange Agreement, dated as of July 13, 2016 (the "Exchange Agreement"), by and among the Issuer, Albireo and the shareholders and noteholders of Albireo (the "Transaction"), pursuant to which TVM VI German received 486,812 shares of Common Stock (the "TVM VI German Shares") and TVM VI Cayman received 134,949 shares of Common Stock (the "TVM VI Cayman Shares" and, together with the TVM VI German Shares, the "Total TVM Shares") in exchange for all of their Albireo Common Shares.

CUSIP No. 01345P106	13D	Page 10 of 16 Pages

Item 4.    Purpose of Transaction.

TVM VI Cayman acquired the TVM VI Cayman Shares and TVM VI German acquired the TVM VI German Shares for investment purposes.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, TVM VI Cayman, TVM VI German and other Reporting Persons may dispose of or acquire additional shares of the Issuer.  Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

(a)	TVM VI Cayman is the record owner of the TVM VI Cayman Shares. As the managing limited partner of TVM VI Cayman, TVM VI Management may be deemed to own beneficially the TVM VI Cayman Shares. As the members of the investment committee of TVM VI Management, each of the Managers may be deemed to own beneficially the TVM VI Cayman Shares.

TVM VI German is the record owner of the TVM VI German Shares.  As the managing limited partner of TVM VI German, TVM VI Management may be deemed to own beneficially the TVM VI German Shares.  As the members of the investment committee of TVM VI Management, each of the Managers may be deemed to own beneficially the TVM VI German Shares.

CUSIP No. 01345P106	13D	Page 11 of 16 Pages

By virtue of their relationship as affiliated entities, whose controlling entities have the same individual controlling persons, each of TVM VI Cayman and TVM VI German may be deemed to share the power to direct the disposition and vote of the Total TVM Shares.

Each Reporting Person disclaims beneficial ownership of the Total TVM Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet.  Such percentage was calculated based on the 6,294,725 shares of Common Stock reported to be outstanding as of November 3, 2016 as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on November 4, 2016.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

TVM VI Cayman and TVM VI German have each entered into (i) the Exchange Agreement, the form of which is attached as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the SEC on July 13, 2016 and incorporated by reference herein, and (ii) a lock-up agreement pursuant to which (subject to the Exchange Agreement) each such Reporting Person has generally agreed, subject to certain exceptions, not to dispose of or hedge any shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock, for a period of 180 days following the closing of the Transaction.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 01345P106	13D	Page 12 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 14th day of November, 2016.

TVM LIFE SCIENCE VENTURES VI L.P.

By:          TVM LIFE SCIENCE VENTURES MANAGEMENT VI L.P.,
Managing Limited Partner

By: /s/ Josef Moosholzer
Josef Moosholzer
  Treasurer

TVM LIFE SCIENCE VENTURES VI GMBH & CO. KG

By:          TVM LIFE SCIENCE VENTURES MANAGEMENT VI L.P.,
Managing Limited Partner

By: /s/ Josef Moosholzer
Josef Moosholzer
                                        Treasurer

TVM LIFE SCIENCE VENTURES MANAGEMENT VI L.P.

By: /s/ Josef Moosholzer
       Josef Moosholzer
                       Treasurer

*
Hubert Birner

*
Stefan Fischer

CUSIP No. 01345P106	13D	Page 13 of 16 Pages

*
Alexandra Goll

*
Helmut Schühsler

/s/ Rolf Starck
Rolf Starck
As attorney-in-fact

This Schedule 13D was executed by Rolf Starck on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 01345P106	13D	Page 14 of 16 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Albireo Pharma, Inc.

EXECUTED this 14th day of November, 2016.

TVM LIFE SCIENCE VENTURES VI L.P.

By:          TVM LIFE SCIENCE VENTURES MANAGEMENT VI L.P.,
Managing Limited Partner

By: /s/ Josef Moosholzer
Josef Moosholzer
  Treasurer

TVM LIFE SCIENCE VENTURES VI GMBH & CO. KG

By:          TVM LIFE SCIENCE VENTURES MANAGEMENT VI L.P.,
Managing Limited Partner

By: /s/ Josef Moosholzer
Josef Moosholzer
                                        Treasurer

TVM LIFE SCIENCE VENTURES MANAGEMENT VI L.P.

By: /s/ Josef Moosholzer
       Josef Moosholzer
                       Treasurer

*
Hubert Birner

*
Stefan Fischer

CUSIP No. 01345P106	13D	Page 15 of 16 Pages

*
Alexandra Goll

*
Helmut Schühsler

/s/ Rolf Starck
Rolf Starck
As attorney-in-fact

 This Agreement relating to Schedule 13D was executed by Rolf Starck on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 01345P106	13D	Page 16 of 16 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that each of the undersigned hereby makes, constitutes and appoints Rolf Starck, as the undersigned's true and lawful attorney-in-fact and agent for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all documents relating to any and all Securities and Exchange Commission filings which may be required, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof.

This power shall continue in effect until terminated in writing.

By:          /s/ Hubert Birner
  Dr. Hubert Birner

By:          /s/ Alexandra Goll
  Dr. Alexandra Goll

By:          /s/ Stefan Fischer
  Stefan Fischer

By:          /s/ Helmut Schühsler
  Helmut Schühsler

Dated:   March 19, 2013